INVEST IN **VIIT HEALTH**

# Extending Lives through Light and Intelligence



viit.health Mesa, United States

Technology Female Founder Healthcare B2C AI

## Highlights

**VC-Backed**

Raised $250K or more from a venture firm

1. Measures 10 biomarkers 97% faster and 95% cheaper than traditional measurement tools

2. Proprietary patent-pending tech measures Glucose, Blood Pressure, SpO2, Heart Rate, and more

3. Validated in 3,700+ patients through 4 Clinical Trials; aiming to measure 100,000 more in 18 months

4. Potential to predict 27+ diseases and 19+ complications, such as diabetes, hypertension and more

5. 99.5% SpO2 accuracy, 97% Heart Rate, 95.9–93.9% Blood Pressure, and 92.2% regular Blood Glucose

6. $1.8M raised from leading private investors. $3M in R&D grants awarded to background dev company

7. Partners include Fresh Consulting, InBody, Pharmatics, Softeq Engineering, and Hamamatsu

8. Supported by Mexico City's Gov, top medical institutions, a leading US Family Office, and other VCs

# Featured Investors

**Softeq Venture Fund** Follow Invested $300,000

The Softeq Venture Fund invests in early-stage technology companies and de-risks them with a unique model of Fund + Venture Studio + Engineering Services.
softeq.com

---

**Bret Siarkowski, General Partner**

"As General Partner at Softeq Venture Fund and MedScience Ventures, I am committed to supporting ventures that drive impact through innovation. Viit Health's mission is fully aligned with this vision, offering scalable and effective solutions in personalized healthcare."

**Sabacica Capital** Follow Invested $250,000

We are a women-led fund with a focus on increasing transgenerational wealth, backed by research. We do this by deploying capital to women and POC-led start-ups at the seed and series A stage.
sabacicacapital.com

**Winnie Sabbat, Managing Partner**

“Viit Health is tackling a key challenge in modern medicine—leveraging data to improve patient outcomes. Their approach aligns with my belief in supporting companies that combine strong technology with a clear path to market impact.”

**Robert C Campbell**
Syndicate Lead

Follow

Invested $50,000

Investor and Founder. Entrepreneur-In-Residence at the Softeq Venture Studio.

“Hello! I have known the team at VIIT Health for years. I am investing for three basic reasons: (1) the technology and product are a much-needed solution to help with the global diabetes epidemic as well as with broader lifestyle improvements for everyone; (2) the team is fantastic, from a technical perspective as well as from a business-acumen perspective; and (3) the scaling plan is viable: there is product-market fit with known customers and a path to scale. I could not be more excited about this opportunity and look forward to great things! - Robert”

Other investors include Cienega Investments LLC Notable & 850 more

# Our Team



## Luis Fernando CEO

Serial entrepreneur and social activist. Founded a Venture Builder at 20, launching 7 startups with 2 exits.

Recognized at the 73rd UN General Assembly, winner of Santander Challenge 2020, Startup World Cup finalist 2022, 2019 Paris Peace Forum awardee.

Sedentary lifestyles and unhealthy diets have made Type II Diabetes one the highest rising mortality causes in the world (second largest in Mexico). It has affected many people around us. We realize that the only way to change this and save lives is by raising awareness and promoting prevention through effective and regular monitoring.



### Mayra Mora CTO

MSc in Biomedical Engineering from Arts et Métiers, Paris. Led R&D for medical devices across Europe and Latin America. Experience in digital health, preoperative simulation, and non-invasive monitoring in early-stage and international collaborations.



### Antonio Garcia CSO

Ph.D. in Chemical Engineering from UC Berkeley. Endowed Chair in Bioengineering at ASU. Leads research on bionanotech and diagnostics for low-resource settings. With 147+ publications and NIH/NSF funding, his work has been widely recognized and featured.



### Victoria Merino CRO

MSc in Biomedical Engineering from the University of Pennsylvania. Background in chemistry, cognitive science, and neurotechnology across the U.S., Japan, and Mexico. Focused on translational medicine and digital tools for preventive healthcare.



### Felix Agakov Artificial Intelligence

MSc and PhD in AI from the University of Edinburgh. Founder of multiple research-based organizations. Expert in transforming biomedical data into deployable AI for precision medicine. Holds 50+ publications and several patents in applied machine learning.

### Adriana Monroy Guzmán Clinical Research



### Adriana Monroy Guzman   Clinical Research

MD and PhD from UNAM with postdocs at UT Health and UNAM. 30+ years studying chronic diseases like diabetes and cancer. Coordinator of Research at General Hospital of Mexico's Oncology Service, focused on translational science and public health equity.



### Luis Gomez   Government Relations

JD in International Law and AMP from Harvard. Corporate lawyer and AI entrepreneur. Co-founded SolexVintel (exit to Grupo Bimbo). Former executive at Citibank, AT&T, Alestra, Chrysler, and Walmart. Expert in legal, tech, and business strategy leadership.



### Lorena De La Maza   Medical Relations

MD from UNAM, MSc in Microbiology from Harvard/MGH. Two-time founder and social impact entrepreneur. Co-founded AI vision tech company for health and agroindustries with an exit to Grupo Bimbo. Combines clinical expertise with scalable innovation.



### Gerardo Rioseco   Finance

BS in International Business from Ibero-American University. Serial entrepreneur with 8 startups and 2 exits. Co-founded Sampa Explore in Baja California. Award-winning founder and former professional tennis player with global experience.



### Sofia Alvarez   Administration

BS in Business Administration from ITAM. Serial entrepreneur with 8 startups and 2 exits. Over 10 years of experience in human resources, operations, and business management, building and scaling ventures across diverse industries and teams.




AI-Assisted Health Monitoring
For Chronic Disease Prevention

**Viit Health is back for one last community round before our launch!** Our mission is to deliver the future of personalized disease prevention, aiming to extend **1 million lives by 10 healthy life-years over the next 5 years.**

We have developed a unique, pocket-size device that uses light and artificial intelligence —*not needles or consumables*— to accurately measure blood glucose, blood pressure, oxygen saturation, heart rate, and other biomarkers in less than 30 seconds.

Through simple, painless monitoring and real-time personalized insights, our technology can detect early signs of health risks and help people stay healthy for longer.


Sofia Alvarez
Wellness Level 92
Woman · 28
sofia@viit.health
June 02 · 2025
+27 Conditions
+19 Complications
Preeclampsia 4%
Diabetes 12%
Hypertension 7%
Glucose
SpO2
Blood Pressure
Heart Rate
Arterial Stiffness
Perfusion Index
Vascular Age
Respiratory Rate
Heart Rate Variability


Every 2 Seconds Someone Dies
From A Preventable Disease

Non-communicable diseases (NCDs) like hypertension, heart disease, diabetes, and other metabolic disorders, now account

for **over 70% of deaths globally**—claiming more than 40 million lives each year. Often symptomless in early stages, conditions like high blood pressure—*affecting more than 1.2 billion people worldwide*—or glucose-related dysfunction—*estimated to impact half the world's population*—progress silently until disease becomes unavoidable.

These threats, driven by sedentary lifestyles, poor nutrition, chronic stress, and inequitable access to healthcare, can lead to heart attacks, strokes, kidney failure, and neurodegenerative conditions. The crisis isn't just medical—**it's a failure of early detection and accessible prevention.**



43
Million Deaths Annually
Non-Communicable Diseases
#1 Cause of Death Worldwide
Half the world's population may have glucose issues
1 in 3 adults have hypertension, mostly unaware
Cardiovascular diseases, cancers, respiratory conditions, and diabetes account for most NCD-related deaths
Every 2 seconds someone dies from an NCD, even though 80% of them are preventable!
World Health Organization

## Health Monitoring Is Fragmented, Invasive, And Out Of Reach For Many

Monitoring vital health markers like blood glucose, blood pressure, and oxygen saturation remains a slow, fragmented, and costly process—especially for those at risk of chronic disease. Individuals often need multiple separate devices, each requiring setup, calibration, and manual interpretation.

Blood glucose tracking, for example, still relies on painful

finger pricks or expensive continuous monitors that involve frequent sensor insertions—**costing users up to $3,600 annually.** For many, especially those already managing complications like neuropathy, these tools are not just uncomfortable—they're unsustainable. At the clinic level, conducting a full assessment of basic vitals **can take up to 17 minutes and cost nearly $7 per patient.** These inefficiencies not only drive up costs but discourage consistent monitoring, delay diagnosis, and ultimately make prevention inaccessible for millions.


Prevention Can Only Truly be Achieved
Whithout Pain, At Low-Cost, & With Fast Results
Current Basic Clinical Analysis Is
Costly, Painful, & Inefficient
$7 per patient
17 minutes
No Interpretation
45% of adults have undiagnosed diabetes
46% of adults have undiagnosed hypertension
60% of diabetics abandon treatment due to pain
World Health Organization / International Diabetes Federation / Mexican Diabetes Federation


There's A Smarter, Simpler Way To
Monitor Your Health Reliably

Viit Health combines Near Infrared Transmittance Spectroscopy (NIRS-TA), Photoplethysmography (PPG), Light Rotation (LR), and AI to deliver fast, painless, and non-invasive readings of key health biomarkers—**such as blood glucose, blood pressure, oxygen saturation, heart rate, and more**—without the need for multiple devices, finger pricks, or consumables. What traditionally takes up to 17 minutes and costs over $7 per patient in clinical settings, can now be done in under 30 seconds for as little as $0.10–$0.35 per scan. This

in under 30 seconds for as little as $0.10–$0.35 per scan. This represents **up to 97% in time savings** and **95% in cost reduction**, making real-time health monitoring vastly more accessible across personal, clinical, and public health settings.

As global attention turns toward prevention and health optimization, our proprietary, patent-pending technology offers a distinct technical edge by combining multiple optical methodologies into a single, compact system capable of acquiring strong, high-resolution signals for diverse biomarkers. Viit Health's multi-sensor technique allows for more robust, accurate, and personalizable health monitoring compared to single-modality or algorithm-first solutions. Unlike approaches that overwhelm users with excessive or unreliable data, we focus on **precision over quantity**—delivering only the insights that matter, when they matter. And by prioritizing signal quality, cross-wavelength optimization, and efficient hardware design, we're able to offer a **scalable, cost-effective solution** without compromising performance or usability.



Game-Changing Approach
Spectral & Multi-Sensor Powered by AI
Patent Pending
US No. 19/088,717
PCT/US2025/021174
Near Infrared Spectroscopy
Specific molecular bonds absorb light at characteristic wavelengths
1
Photoplethysmography
Blood flow alters the amount of light absorbed
2
3
Light Rotation
Optically active molecules rotate the plane of polarized light
Artificial Intelligence
Ensemble ML models trained on millions of data points can identify correlations
4



Backed by Thorough Clinical Testing And Finalizing Validation

Over six years of R&D and multiple generations of device innovation, Viit Health has fine-tuned its proprietary technology through extensive calibration and clinical validation protocols. Since 2018, we've collaborated with leading healthcare institutions in the U.S. and Mexico, conducting **4 clinical studies** and validating our technology in over **3,700 individuals** to date.

With current results showing **2.4 BPM MAE for heart rate, 0.5% MAE for $SpO_2$, 4.87 mmHg MAE for blood pressure,** and **20.8 mg/dL MAE for regular blood glucose levels**, we have mostly closed the gap between non-invasive wellness monitoring and clinical-grade performance. Over the next 18 months, we plan to launch **three additional clinical trials** to strengthen our evidence base across diverse populations and use cases. These trials will also support our **regulatory strategy in both the U.S. and Latin America**, laying the groundwork for broader deployment and FDA market entry through the wellness and digital health pathways.


Extensive R&D and Clinical Testing
+3,700 Patients
4 Clinical Trials
4 Product Iterations
7 Years
CENAM
IMSS
HOSPITAL GENERAL de MÉXICO
DR. EDUARDO LICEAGA
Glucose
SpO₂
Blood Pressure
Heart Rate
20.8 mg/dL
FDA ±15 mg/dL
0.5 %
FDA ±3 %
4.87 mmHg
FDA ±5 mmHg
2.4 BPMs
FDA ±5 BPMs







*Our active Clinical Studies in two of the largest hospitals in Mexico (Hospital General de México and Hospital Juárez de México).*


Viit's Solution Is Built For Impact
Effective. Affordable. Scalable

**Prevention is the only sustainable way to fight chronic diseases**—but today, it's blocked by screening tools that are too complicated, expensive, and fragmented. Viit Health changes that. **For just $350**, anyone can access real-time, painless monitoring of key health biomarkers that traditionally required multiple devices, appointments, and consumables.

Our business model is designed for both access and long-term impact. We're launching a dual path: a reimbursable subscription model for clinics, healthcare providers, and public health programs (*starting at $250/month per device*), and an affordable wellness subscription for individuals focused on prevention and metabolic health (*starting at $10/month*). With fast, scalable deployment and a focus on early detection, Viit Health makes prevention practical—for people, professionals, and entire communities.




Viit Health Device
$350 USD
Individual
Prevention & Wellness
· 10 Biomarkers
· Trends & Log
· Risk Prediction
· Personalized AI
$10 - $20
Monthly Subscription
H-SaaS
2
Clinical
Clinical Desicion Support System (CDSS)
1
Savings
97%
95%
· 10 Biomarkers
· Interpretation
· Cohort Fitted
· Risk Prediction
$250 - $500
Monthly Subscription
H-SaaS
Local
Cloud


NCDs Will Cost $47 Trillion
Prevention Is The Only Solution

Viit Health is directly addressing a **$780B+** market opportunity driven by the global shift toward personalized, preventive healthcare. The broader public health and personalized medicine market is **projected to surpass $1 trillion by 2028**, while non-communicable diseases like diabetes and hypertension are expected to cost the global economy **over $47 trillion by 2030**. More than 2 billion people are living with or at high risk of metabolic and cardiovascular conditions—often without a diagnosis or access to preventive care. As existing tools remain inefficient and hard to scale, Viit Health offers a timely alternative: accessible, non-invasive, real-time monitoring designed for everyday use and population-level impact.


$966 B
Global Diabetes Related Health Expenditure
$29 B
Global Diabetes Devices Market - CAGR 8.2%
$1.5 T
Global Wellness Market CAGR 5-10%


2021
537
2030
643
2045
783
Million
Diabetics



Worldwide
541
623
730
Million
Pre-Diabetics
Worldwide

International Diabetes Federation (IDF) / McKinsey & Co / Research & Markets

## **Backed By Leading Scientific And Medical Institutions**

Leading health experts, scientists, and investors recognize the urgent need for better tools to detect and manage chronic disease risk. That's why Viit Health has gained support from a growing network of partners—including top research institutions in Mexico and the U.S., global health investors, engineering firms, and entrepreneurship organizations. Together, we're building one of the most promising breakthroughs in consumer health: a scalable, science-backed platform for prevention that's ready for the real world.



Acomplishments & Support
Softeq Venture Sudio
Investor & Accelerator
Venture Studio Program '22
Firmware & Hardware
Startup WorldCup
by Pegasus Tech Ventures
Regional Winner '22
Global Finalist '22 (4th)
(out of 15,000)
SECTEI
Technology & Innovation Department (Mexico City)
Selected Strategic Project
Grant Recipient (2)
CONACYT
Science & Technology Council (Mexico)
Grant Recipient (2)
Mexican Institute of Nutrition
Calibration & Validation Protocols
SOFTEQ
Hardware & Firmware
atomic32
Software
lasotek
Research & Regulation
SECRETARÍA DE SALUD
Calibration & Validation
Calibration & Validation
SABA CICA
Investment & Strategy
Arroba · Ingeniería
Device Manufacturing
MATERIAM
Component Manufacturing
HOSPITAL GENERAL de MÉXICO
DR. EDUARDO LICEAGA
Research & Calibration
IMSS
Calibration & Validation

## **Expertise That Builds With Purpose That Leads**

Viit Health is led by a rare combination of scientific expertise, financial acumen, and mission-driven entrepreneurship. Our team brings decades of experience across biotech, engineering, clinical research, and venture building—paired with a deep commitment to advancing public health through innovation. We've built and scaled startups, secured global partnerships, led cutting-edge research, and executed in both corporate and clinical environments. With a clear vision and a strong operational foundation, we're committed to delivering measurable value for both our users and investors —while creating lasting impact in the fight against chronic disease.



Luis Fernando Gomez
CoFounder & CEO/CTO
• Serial Entrepreneur and Social Activist from Mexico City
• Created a Venture Builder at 20 years old which now holds 2 exits
• Speaker at the UN General Assembly 2018 and Paris Peace Forum 2019 Awardee
• Winner of Santander Global Entrepreneurship Program 2020
Luis Gomez Sanchez
CoFounder & Corporate Affairs
• Corporate lawyer and Computer Vision entrepreneur with 1 Startup Exit
• Juris Doctor International Law at Harvard University and AMP at Harvard Business School
• Top corporate management at Citibank Mexico, AT&T, Chrysler, Walmart, and more
• Founder of the Mexican Council for Global Business
Dr. Lorena de la Maza
CoFounder & Medical Director
• Microbiologist & Social Impact entrepreneur with 1 Startup Exit.
· Medical Doctor from National Autonomous University of Mexico (UNAM)
• Masters in Microbiology from Harvard Medical School - Massachusetts General Hospital
• Former Computer Vision for Health & Agroindustry Startup Founder
Iñaki González
COO/CFO
• 2x SaaS founder (Sustainability & Logistics)
• Certified Investment Strategy Advisor by the Mexican Stock Exchange Association (AMIB)
• BA in Financial Administration, Business & Information Technologies
• EU Business School - Major in Finance
Dr. Antonio Garcia
Bioengineering
• Bionanotechnology Researcher & Inventor
• PhD in Chemical Engineering at University of California, Berkeley. BS Rutgers University
• Associate Dean of Academic Affairs / George W Lucky Professor Chemical Engineering - NM State
• Foundation Professor of Bioengineering at Arizona State Univeristy

## On The Road To Revolutionize Personalized Prevention

Viit Health is on the verge of commercial activation after more than seven years of research and development. By the end of 2025, we expect to finalize the commercial-ready iteration of our monitoring device, with market entry planned for 2026 following additional clinical studies and regulatory

submissions already underway. **Commercial clearance as a prevention tool is anticipated by mid-2026.**

With several early clients already confirmed—including public health institutions, specialized clinics, and healthcare-oriented companies in both Mexico and the U.S.—we plan to deploy 200 units by summer 2026 as part of our initial market activation. From there, we will scale manufacturing to deliver over 15,000 units by 2028 across North and Latin America, supported by robust production partnerships that ensure quality and affordability. We're excited to bring this breakthrough technology to market—ready for scale and built for impact.


2024
· Complete development Bioviit 3.0
· Final Calibration & Validation
· 5 Clinical Protocols (150k patients)
· Finalize Prevention & Wellness Applications
2025
· 150 units for BETA Prevention Campaigns
· COFEPRIS/FDA approval for Pulse Ox / BP
· Wellness Device Commercial Registration
· Commercial Activation Prevention (+500 u)
2026
· Commercial Activation Wellness (+15K u)
· US Expansion
· Prevention Campaign Expansion
· Additional Biomarker Integration
2027
· FDA approval for Blood Glucose and others (Medical Device)
· Europe & Latin America Expansion
Forward looking projections cannot be guaranteed
Blood Glucose
Heart Rate
Oxygenation
Temperature
Blood Pressure
Perfusion Index
Vascular Aging
Hydration
Oxidative Stress
Antioxidants
Cholesterol (LDL/HDL)
Tryglicerids
Insulin


Invest In The Future Of
Chronic Disease Prevention

The world faces a growing health and economic crisis: non-communicable diseases account for the vast majority of deaths, despite being largely preventable. What's missing isn't treatment—it's access to early detection and practical prevention. Viit Health's mission is to change that. After years of research, validation, and strategic partnerships,

we’re ready to scale a breakthrough solution that delivers real-time, non-invasive health monitoring to individuals, healthcare providers, and public systems alike—with a model built for meaningful impact and strong, sustainable profitability.

## A glimpse of Viit Health’s potential

| | 2024 | 2025 | 2026 | 2027 | 2028 |
|---|---|---|---|---|---|
| Revenue | $ 202,500 | $2,717,500 | $12,944,185 | $42,371,033 | $79,927,471 |
| COGS | $ 60,034 | $217,981 | $4,844,777 | $13,105,333 | $24,958,066 |
| SG&A | $ 814,159 | $1,080,773 | $1,100,756 | $1,229,203 | $1,375,346 |
| **EBITDA** | **- $671,654** | **$1,418,740** | **$6,998,651** | **$28,036,164** | **$53,594,058** |
| Devices | 150 | 550 | 15,570 | 60,601 | 119,988 |

Forward looking projections cannot be guaranteed

This is a chance to be part of a global shift—toward smarter tools, healthier lives, and a more sustainable future. **Invest in prevention.**

Invest in viit health

# Downloads

Deck Viit May 2025 (1).pdf